                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K


[X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended................December 31, 2000......................

                                       OR

[ ]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from.......................to.........................


     Commission file number.........000-14824.................[Plexus Corp.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PLEXUS CORP. 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                             NEENAH, WISCONSIN 54956

PLEXUS CORP.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND REPORT
DECEMBER 31, 2000 AND 1999

PLEXUS CORP.
401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


                                                                                                 Page
                                                                                                 ----
Report of Independent Accountants                                                                  1

Statements of Net Assets Available for Benefits
  as of December 31, 2000 and 1999                                                                 2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 2000                                                             3

Notes to Financial Statements                                                                     4-7

Schedule Required by the Department of Labor's Rules and Regulations: *

     Form 5500, Schedule of Assets Held for Investment
       Purposes at End of Year as of December 31, 2000                                             8












* Other schedules required by the Department of Labor have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Plexus Corp. 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plexus Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
May 18, 2001

PLEXUS CORP. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

                                                                    2000             1999
                                                              ---------------   ---------------
Assets
Investments (See Note 3)                                      $   89,944,551    $   66,922,782
Participant loans                                                  2,739,301            76,742

Receivables:
   Employer's contribution                                            73,977            53,397
   Participants' contributions                                       243,955           161,158
                                                              ---------------   ---------------

      Total receivables                                              317,932           214,555
                                                              ---------------   ---------------

Net assets available for benefits                             $   93,001,784    $   67,214,079
                                                              ===============   ===============



   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments                                   $ 11,143,274
  Interest and dividends                                                             3,820,608
                                                                                  -------------

                                                                                    14,963,882
                                                                                  -------------

 Contributions:
  Participants'                                                                      7,169,663
  Employer's                                                                         1,897,467
                                                                                  -------------

                                                                                     9,067,130
                                                                                  -------------

  Total additions                                                                   24,031,012

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                                                      8,371,611
  Administrative expenses                                                               26,308
                                                                                  -------------

    Total deductions                                                                 8,397,919

 Net increase before plan transfers                                                 15,633,093

Transfer from other plans                                                           10,154,612
                                                                                  -------------

 Net increase                                                                       25,787,705

Net assets available for benefits:
 Beginning of year                                                                  67,214,079
                                                                                  -------------

 End of year                                                                      $ 93,001,784
                                                                                  =============

   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


1.       DESCRIPTION OF PLAN

         The following description of the Plexus Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         GENERAL
         The Plan, originally effective January 1, 1989 and amended and restated effective March 1, 2000, is a contributory defined contribution plan covering substantially all employees of Plexus Corp. (the "Company") who have completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective March 1, 2000, the SeaMED Corporation Employee Savings Plan and Trust (the "SeaMED Plan") merged into the Plan and the Plan's name changed from Plexus Corp. Employee Stock Savings Plan to Plexus Corp. 401(k) Savings Plan. Additionally, MFS Heritage Trust Company became the trustee of the Plan on March 1, 2000. Prior to that date, Riggs & Company was the trustee of the Plan.

         CONTRIBUTIONS
         Employee pre-tax contributions are based on voluntary elections via phone or internet by the participants, directing the Company to defer a stated amount from the participant's compensation. Participants may elect to defer up to 18% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant's elective deferrals for participants who have completed one year of service. Contributions are limited by Section 401(k) of the Internal Revenue Code.

         INVESTMENT ALTERNATIVES
         Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Participants may change their investment options on a daily basis.

         PARTICIPANT ACCOUNTS AND ALLOCATIONS
         Each participant's account is credited with the participant's contributions and allocations of Company contributions and plan earnings. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined by the plan document. Participants in the Plexus Unitized Stock Fund are allocated an undivided interest in the shares held by the fund.

         VESTING AND DISTRIBUTIONS
         Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

PLEXUS CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


         PARTICIPANT LOANS
         Effective March 1, 2000, participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range up to five years. Loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent. Principal and interest is paid ratably through regular payroll deductions.


2.       SUMMARY OF ACCOUNTING POLICIES

         ACCOUNTING METHOD
         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         Investments are stated at fair value based on quoted market values on the last business day of the plan year. Participant loans are stated at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

         RISKS AND UNCERTAINTIES
         The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         RECLASSIFICATIONS
         Certain reclassifications have been made to the December 31, 1999 financial statements to conform with the presentation used in the current year.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES
         Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

PLEXUS CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                 December 31,
                                                                     -----------------------------------
                                                                           2000              1999
                                                                     ----------------   ----------------
Plexus Unitized Stock Fund, 3,794,128 and
   1,098,792 units, respectively                                     $  42,190,708        $  34,636,129

MFS Capital Opportunities Fund, 519,745 and 0
   shares, respectively                                                  9,298,245                    -

Munder Index 500 Fund, 230,013 and 207,882
   shares, respectively                                                  6,346,057            6,436,031

MFS Equity Income Fund, 274,389 and 0
   shares, respectively                                                  5,830,772                    -

MFS Mid Cap Growth Fund, 539,869 and 0
   shares, respectively                                                  7,390,809                    -

American EuroPacific Growth Fund, 143,351
   and 96,350 shares, respectively                                       4,494,068            4,110,276

Oppenheimer Quest Opportunity Value Fund,
   0 and 121,757 shares, respectively                                            -            4,195,738

AIM Value Fund, 0 and 127,871 shares,
   respectively                                                                  -            6,243,961

AIM Constellation Fund, 0 and 134,152
   shares, respectively                                                          -            5,434,524



During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,143,274, as follows:

Mutual funds                                          $   (7,918,516)
Common stock                                              19,061,790
                                                      ----------------

                                                      $   11,143,274
                                                      ================

PLEXUS CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999



4.       AMOUNTS ALLOCATED TO WITHDRAWN PARTICIPANTS

         Approximately $81,313 and $3,214,907 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2000 and 1999, respectively, but who have not yet received distributions as of that date.


5.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


7.       RELATED PARTY TRANSACTIONS

         Certain plan investments represent shares of funds managed by MFS Heritage Trust Company, the trustee of the Plan, employer securities and participant loans. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

PLEXUS CORP. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2000

               Identity of Issuer,
                Borrower, Lessor                                                                         Current
                or Similar Party                                Description of Investment                 Value
        ---------------------------------------------   ------------------------------------------  ------------------
*       Plexus Corp. Unitized Stock Fund                Unitized Stock Fund                         $    42,190,708

*       MFS Capital Opportunities Fund                  Mutual Fund                                       9,298,245

*       MFS Strategic Income Fund                       Mutual Fund                                       1,059,445

*       MFS Mid Cap Growth Fund                         Mutual Fund                                       7,390,809

*       MFS Equity Income Fund                          Mutual Fund                                       5,830,772

*       MFS New Discovery Fund                          Mutual Fund                                       4,340,718

*       MFS Fixed Fund                                  Common Trust Fund                                 3,289,130

        American EuroPacific Growth Fund                Mutual Fund                                       4,494,068

        INVESCO Balanced Fund                           Mutual Fund                                       1,760,714

        Janus Aspen Worldwide Fund                      Mutual Fund                                       2,201,304

        Janus Aspen Aggressive Growth Fund              Mutual Fund                                         875,366

        Munder Index 500 Fund                           Mutual Fund                                       6,346,057

        Dreyfus Premier Technology Fund                 Mutual Fund                                         867,215
                                                                                                    ------------------
                                                                                                    $    89,944,551
                                                                                                    ==================
*       Participant Loans                               Interest rates ranging from 7.9%
                                                        to 10.5%; Maturity dates ranging
                                                        from 2001 to 2005                           $     2,739,301
                                                                                                    ==================



*  Party-in-interest.

See Report of Independent Accountants.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        PLEXUS CORP. 401(K) SAVINGS PLAN


Date: June 25, 2001                   /s/ Jos. D. Kaufman
                                      -------------------
                                      Joseph D. Kaufman
                                        Employee Stock Savings Plan Fiduciary
                                        Committee Member